OKYO Pharma Limited

Martello Court

Admiral Park

St. Peter Port

Guernsey GY1 3HB

June 12, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Re:	OKYO Pharma Limited
Registration Statement on Form F-1/A
June 9, 2023
File No. 333-272005

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, OKYO Pharma Limited (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Daylight Time, on Wednesday, June 14, 2023, or as soon thereafter as possible.

Please notify Jeff Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

OKYO Pharma Limited

By:	/s/ Gary Jacob
Name:	Gary Jacob
Title:	Chief Executive Officer

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